COLUMBUS CIRCLE CAPITAL CORP I

3 Columbus Circle, 24th Floor

New York NY 10019

May 13, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attention:	Peter McPhun
Shannon Menjivar
Catherine De Lorenzo
Pam Howell

Re:	Columbus Circle Capital Corp I
Registration Statement on Form S-1
Initially Filed April 25, 2025, as amended File No. 333-286778

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Columbus Circle Capital Corp I hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Thursday, May 15, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Gary Quin
Gary Quin
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP